                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 3

                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1933)


                           MEDICUS SYSTEMS CORPORATION
                              (Name of the issuer)

                              QUADRAMED CORPORATION
                          MEDICUS SYSTEMS CORPORATION
                       (Name of persons filing statement)
                                -----------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                             KEITH M. ROBERTS, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                              QUADRAMED CORPORATION
                     80 E. SIR FRANCIS DRAKE BLVD., SUITE 2A
                           LARKSPUR, CALIFORNIA 94939
                                 (415) 461-7725
           (Name, address, and telephone number of persons authorized to receive notices and communications on behalf
                          of persons filing statement)

                                   COPIES TO:

          SCOTT D. LESTER, ESQ.                  J. CRAIG WALKER, ESQ.
     BROBECK, PHLEGER & HARRISON LLP               BELL, BOYD & LLOYD
                ONE MARKET                     THREE FIRST NATIONAL PLAZA
            SPEAR STREET TOWER             70 WEST MADISON STREET, SUITE 3300
     SAN FRANCISCO, CALIFORNIA 94105            CHICAGO, ILLINOIS 60602
              (415) 442-0900                         (312) 372-1121

                                -----------------

This statement is filed in connection with (check the appropriate box):


a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [X] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                            CALCULATION OF FILING FEE


          TRANSACTION VALUATION*          AMOUNT OF FILING FEE

          $ N/A                           $ N/A

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.


     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not applicable
     Form or Registration No.: S-4
     Filing Party: QuadraMed Corporation
     Date Filed: January 23, 1998

                                  INTRODUCTION
         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Medicus Systems Corporation, a Delaware corporation ("Medicus"), and QuadraMed Corporation, a Delaware corporation ("QuadraMed"), concurrently with a registration statement on Form S-4 filed with the Securities and Exchange Commission, which includes a proxy statement/prospectus to be delivered to the stockholders of Medicus in connection with a Special Meeting of Stockholders of Medicus (the "Proxy Statement/Prospectus"). A copy of the Proxy Statement/Prospectus is attached hereto as Exhibit (d)(1). The information contained in the Proxy Statement/Prospectus, including all of the annexes thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement/Prospectus and the annexes thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus.
         The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement/Prospectus of the information required to be included in this Schedule 13E-3.


                                       1.

ITEM NUMBER AND CAPTION IN SCHEDULE 13E-3 AND
LOCATION IN THE PROXY STATEMENT/PROSPECTUS


1.       ISSUER AND CLASS OF SECURITY
         SUBJECT TO THE TRANSACTION

         (a) "Summary -- Parties to the Merger" and "Certain Information Concerning Medicus"

         (b) "Summary -- The Special Meeting -- Vote Required; Record Date" and "The Special Meeting -- Required Vote"

         (c)   "Summary -- Comparative Per Share Prices"

         (d)   "Summary -- Comparative Per Share Prices"

         (e)   Not Applicable

         (f)   "The Stock Purchase Agreements and Warrants"

2.       IDENTITY AND BACKGROUND
         "Summary,"
         "Certain Information Concerning QuadraMed" and

         "Certain Information Concerning Medicus"

3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

         (a)(1)      Not Applicable

         (a)(2) "Special Factors -- Background of the Merger" and "The Stock Purchase Agreements and Warrants"

         (b)         "Special Factors" and "The Stock Purchase Agreements and
                     Warrants"

4.       TERMS OF THE TRANSACTION

         (a)   "Summary," "Special Factors," "The Merger" and "The Merger
               Agreement"

         (b)   "Summary," "Special Factors," "The Merger" and "The Merger
               Agreement"

5.       PLANS OR PROPOSALS OF THE
         ISSUER OR AFFILIATE

         (a) - (g)   "Special Factors -- Purpose and Structure of the
                     Merger" and "Special Factors -- Certain Effects of the
                     Merger; Plans for the Company After the Merger"

6.       SOURCE AND AMOUNTS OF FUNDS
         OR OTHER CONSIDERATION

         (a) - (b)   "Special Factors -- Source and Amount of Funds" and "The
                     Merger Agreement -- Termination; Expenses; Amendment;
                     Waiver"

         (c) - (d)   Not Applicable


                                       2.

7.       PURPOSE(S), ALTERNATIVES,
         REASONS AND EFFECTS

         (a) - (c)  "Special Factors -- Background of the Merger," "Special
                    Factors -- Purpose and Structure of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Opinion of Medicus' Financial Advisor," "Special Factors -- Certain Effects of the Merger; Plans for the Company After the Merger" and "Special Factors -- Approval of the Board of Directors of QuadraMed; Reasons for the Merger"

         (d) "Special Factors -- Purpose and Structure of the Merger," "Special Factors -- Certain Effects of the Merger; Plans for the Company After the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "Special Factors -- Federal Income Tax Consequences," "Special Factors -- Accounting Treatment," "Special Factors -- Appraisal Rights," "The Merger Agreement -- Terms of the Merger," "The Merger Agreement -- Limitation on Shares Issuable," "The Merger Agreement -- Election for Shares or Cash" and "The Merger Agreement -- Surrender and Payment"

8.       FAIRNESS OF THE TRANSACTION

         (a) - (e)  "Special Factors -- Background of the Merger," "Special
                    Factors -- Purpose and Structure of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Opinion of Medicus' Financial Advisor" and "Special Factors -- Approval of the Board of Directors of QuadraMed; Reasons for the Merger"

         (f)        Not Applicable

9.       REPORTS, OPINIONS, APPRAISALS
         AND CERTAIN NEGOTIATIONS

         (a) - (c)  "Special Factors -- Background of the Merger," "Special
                    Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," and "Special Factors -- Opinion of Medicus' Financial Advisor"

10.      INTEREST IN SECURITIES OF THE
         ISSUER

         (a) "Special Factors -- Background of the Merger," "Special Factors -- Interests of Certain Persons in the Merger" and " The Stock Purchase Agreements and Warrants"

         (b)        Not Applicable


                                       3.

11.      CONTRACTS, ARRANGEMENTS OR
         UNDERSTANDINGS WITH RESPECT
         TO THE ISSUER'S SECURITIES
               "Summary," "Special Factors -- Background of the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "The Stock Purchase Agreements and Warrants," "The Special Meeting -- Required Vote," "The Merger -- General," "The Merger -- Treatment of Stock Options and Outstanding Warrants," "The Merger Agreement -- Terms of the Merger," "The Merger Agreement -- Limitation on Shares Issuable," "The Merger Agreement -- Conditions to Consummation of the Merger" and "The Merger Agreement -- Covenants"
12.      PRESENT INTENTION AND
         RECOMMENDATION OF CERTAIN
         PERSONS WITH REGARD TO THE
         TRANSACTION

         (a) - (b)  "Summary -- Recommendation of the Medicus Board of
                    Directors," "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "The Stock Purchase Agreements and Warrants" and "The Special Meeting -- Required Vote"

13.      OTHER PROVISIONS OF THE
         TRANSACTION

         (a) "Summary -- Special Factors" and "Special Factors -- Appraisal Rights"

         (b)   Not Applicable

         (c)   Not Applicable

14.      FINANCIAL INFORMATION

         (a)(1) "Incorporation of Certain Documents by Reference" and "Available Information"

         (a)(2) "Incorporation of Certain Documents by Reference" and "Available Information"

         (a)(3)      Not Applicable

         (a)(4)      "Summary--Comparative Historical and Combined Per Share
                     Data"
         (b)(1) "Summary--Unaudited Pro Forma Combined Selected Financial Data for QuadraMed and Medicus" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus"
         (b)(2) "Summary--Unaudited Pro Forma Combined Selected Financial Data for QuadraMed and Medicus" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus"
         (b)(3) "Summary--Comparative Historical and Combined Per Share Data" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus"
15.      PERSONS AND ASSETS EMPLOYED,
         RETAINED OR UTILIZED

         (a)   "Special Factors -- Interests of Certain Persons in the Merger"

         (b)   "The Special Meeting -- Solicitation of Proxies"


                                       4.

ITEM 1.        ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

         (a) The information set forth in "Summary -- Parties to the Merger" and "Certain Information Concerning Medicus" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (b) The information set forth in "Summary -- The Special Meeting -- Vote Required; Record Date" and "The Special Meeting -- Required Vote" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (c) The information set forth in "Summary -- Comparative Per Share Prices" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (d) The information set forth in "Summary -- Comparative Per Share Prices" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (e) On October 10, 1996, QuadraMed offered for sale 2,500,000 shares of common stock, $0.01 par value, at an offering price per share of $12.00 resulting in aggregate proceeds received by QuadraMed of $27,900,000. On October 21, 1997, QuadraMed offered for sale 3,795,000 shares of common stock, $0.01 par value, at an offering price per share of $17.625 resulting in aggregate proceeds received by QuadraMed of $57,919,543.

         (f) The information set forth in "The Stock Purchase Agreements and Warrants" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 2.        IDENTITY AND BACKGROUND

         (a) - (d) and (g) This Statement is being filed by Medicus and QuadraMed as an affiliate of Medicus. Medicus is the issuer of the common stock which is the subject of the Rule 13e-3 transaction. The information set forth in "Certain Information Concerning QuadraMed" and "Certain Information Concerning Medicus" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         The following is certain information regarding QuadraMed, an affiliate of Medicus:

         QuadraMed's executive offices are located at 80 East Sir Francis Drake Blvd., Suite 2A, Larkspur, California 94939 and its telephone number is (415) 461-7725.

         (e) - (f) During the last five years, QuadraMed has not been convicted in a criminal proceeding or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.        PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

         (a)(1)  Not Applicable.

         (a)(2) The information set forth in "Special Factors -- Background of the Merger" and "The Stock Purchase Agreements and Warrants" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.


                                       5.

         (b) The information set forth in "Special Factors -- Background of the Merger" and "The Stock Purchase Agreements and Warrants" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 4.        TERMS OF THE TRANSACTION

         (a) The information set forth in "Summary," "Special Factors," "The Merger" and "The Merger Agreement" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (b) The information set forth in "Summary," "Special Factors," "The Merger" and "The Merger Agreement" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 5.        PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

         (a) - (g) The information set forth in "Special Factors -- Purpose and Structure of the Merger" and "Special Factors -- Certain Effects of the Merger; Plans for the Company After the Merger" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 6.        SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a) - (b) The information set forth in "Special Factors -- Source and Amount of Funds" and "The Merger Agreement -- Termination; Expenses; Amendment; Waiver" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (c) - (d)  Not Applicable.

ITEM 7.        PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

         (a) - (c) The information set forth in "Special Factors -- Background of the Merger," "Special Factors -- Purpose and Structure of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Opinion of Medicus' Financial Advisor," "Special Factors -- Certain Effects of the Merger; Plans for the Company After the Merger" and "Special Factors -- Approval of the Board of Directors of QuadraMed; Reasons for the Merger" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (d) The information set forth in "Special Factors -- Purpose and Structure of the Merger," "Special Factors -- Certain Effects of the Merger; Plans for the Company After the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "Special Factors -- Federal Income Tax Consequences," "Special Factors -- Accounting Treatment," "Special Factors -- Appraisal Rights," "The Merger Agreement -- Terms of the Merger," "The Merger Agreement -- Limitation on Shares Issuable," "The Merger Agreement -- Election for Shares or Cash" and "The Merger Agreement -- Surrender and Payment" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 8.        FAIRNESS OF THE TRANSACTION


                                       6.

         (a) - (e) The information set forth in "Special Factors -- Background of the Merger," "Special Factors -- Purpose and Structure of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Opinion of Medicus' Financial Advisor" and "Special Factors -- Approval of the Board of Directors of QuadraMed; Reasons for the Merger" in the Proxy Statement/Prospectus is hereby incorporated by reference.

         (f)  Not Applicable.

ITEM 9.        REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

         (a) - (c) The information set forth in "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," and "Special Factors -- Opinion of Medicus' Financial Advisor" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         A copy of the opinion prepared for the Medicus Board of Directors by Volpe Brown Whelan & Company, LLC is attached as Annex B to the Proxy Statement/Prospectus.

ITEM 10.       INTEREST IN SECURITIES OF THE ISSUER

         (a) The information set forth in "Special Factors -- Background of the Merger," "Special Factors -- Interests of Certain Persons in the Merger" and " The Stock Purchase Agreements and Warrants" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (b)  Not Applicable.

ITEM 11.       CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH
               RESPECT TO THE ISSUER'S SECURITIES
         The information set forth in "Summary," "Special Factors -- Background of the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "The Stock Purchase Agreements and Warrants," "The Special Meeting -- Required Vote," "The Merger -- General," "The Merger -- Treatment of Stock Options and Outstanding Warrants," "The Merger Agreement -- Terms of the Merger," "The Merger Agreement --Limitation on Shares Issuable," The Merger Agreement -- Conditions to Consummation of the Merger" and "The Merger Agreement -- Covenants" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.
ITEM 12.       PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
               PERSONS WITH REGARD TO THE TRANSACTION

         (a) - (b) The information set forth in "Summary -- Recommendation of the Medicus Board of Directors," "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "The Stock Purchase Agreements and Warrants" and "The Special Meeting -- Required Vote" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 13.       OTHER PROVISIONS OF THE TRANSACTION


                                       7.

         (a) The information set forth in "Summary -- Special Factors" and "Special Factors -- Appraisal Rights" in the Proxy Statement/Prospectus is hereby incorporated by reference.

         (b)  Not Applicable.

         (c)  Not Applicable.

ITEM 14.       FINANCIAL INFORMATION

         (a)(1) The information set forth in "Incorporation of Certain Documents by Reference" and "Available Information" is hereby incorporated herein by reference.

         (a)(2) The information set forth in "Incorporation of Certain Documents by Reference" and "Available Information" is hereby incorporated by reference.

         (a)(3)      Not Applicable

         (a)(4) The information set forth in "Summary--Comparative Historical and Combined Per Share Data" is hereby incorporated by reference.
         (b)(1) The information set forth in "Summary--Unaudited Pro Forma Combined Selected Financial Data for QuadraMed and Medicus" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus" is hereby incorporated by reference.
         (b)(2) The information set forth in "Summary--Unaudited Pro Forma Combined Selected Financial Data for QuadraMed and Medicus" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus" is hereby incorporated by reference.
         (b)(3) The information set forth in "Summary--Comparative Historical and Combined Per Share Data" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus" is hereby incorporated herein by reference.
ITEM 15.       PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

         (a) The information set forth in "Special Factors -- Interests of Certain Persons in the Merger" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (b) The information set forth in "The Special Meeting -- Solicitation of Proxies" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 16.       ADDITIONAL INFORMATION

         The information set forth in the Proxy Statement/Prospectus and the Annexes thereto is incorporated herein by reference.

ITEM 17.       MATERIAL TO BE FILED AS EXHIBITS

         (a)  Not Applicable.
         (b)(1) Opinion of Volpe Brown Whelan & Company, LLC financial advisor to the Board of Directors of Medicus Systems Corporation included as Annex B to the Proxy Statement/Prospectus is hereby incorporated by reference.*

                                       8.

         (b)(2) Discussion materials prepared by Jefferies & Co. for the Board of Directors of QuadraMed Corporation.*

         (b)(3) Appendix G to the discussion materials prepared by Jefferies & Co. for the Board of Directors of QuadraMed Corporation.

         (c)(1) Agreement and Plan of Reorganization, dated as of November 9, 1997, and amended as of February 26, 1998 and March 24, 1998, between QuadraMed Corporation and Medicus Systems Corporation included as Annex A to the Proxy Statement/Prospectus is hereby incorporated by reference.
         (c)(2) Form of Stock Purchase Agreement between QuadraMed Corporation and certain stockholders of Medicus Systems Corporation, as executed by the parties on November 9, 1997 included as Exhibit 10.40 to Amendment No. 1 to QuadraMed's Form 10-Q for the quarterly period ended September 30, 1997, as filed December 8, 1997 is hereby incorporated by reference.

         (c)(3) Form of Stock Purchase Warrant between QuadraMed Corporation and certain stockholders of Medicus Systems Corporation, dated November 9, 1997, included as Exhibit 10.41 to Amendment No. 1 to QuadraMed's Form 10-Q for the quarterly period ended September 30, 1997, as filed December 8, 1997 and included as Appendix A to the Stock Purchase Agreement referenced in
Item 17(c)(2) is hereby incorporated by reference.

         (c)(4) Form of Irrevocable Proxy, dated November 9, 1997, included as Appendix B to Stock Purchase Agreement referenced in Item 17(c)(2) hereof is hereby incorporated by reference.

         (d) The Proxy Statement/Prospectus relating to the proposed Merger is hereby incorporated by reference.

         (e) The information set forth in "The Merger -- Appraisal Rights" and
Section 262 from the Delaware General Corporation Law regarding appraisal rights included as Annex C to the Proxy Statement/Prospectus is hereby incorporated by reference.

         (f) Not Applicable.

* Filed with original Schedule 13E-3 on January 23, 1998.

                                       9.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          April 21, 1998
                                          -------------------------------



                                          /s/ Keith M. Roberts
                                          -------------------------------
                                          (Signature)



                                             Keith M. Roberts
                                          -------------------------------
                                          (Name)
                                          QuadraMed Corporation


                                          April 21, 1998
                                          -------------------------------
                                          (Date)



                                          /s/ Bernie Murphy
                                          -------------------------------
                                          (Signature)



                                             Bernie Murphy
                                          -------------------------------
                                          (Name)
                                          Medicus Systems Corporation

                                       10.

                                                                      APPENDIX G

QUADRAMED CORP.                                              HIGHLY CONFIDENTIAL
--------------------------------------------------------------------------------

MERGER & ACQUISITION COMPARABLES


   MERGERS AND ACQUISITIONS IN HCIS
---------------------------------------------------------------------------------------------------------------------------------
   (dollars in thousands)

                                                                            Aggregate Value                       Target
                                         Announced    Effective      -----------------------------------      -------------------
                                           Date         Date         Stock         Cash           Total         Debt       Cash
                                         ---------    ---------     --------      --------      --------      -------    --------
HBO & Co./Health Systems Group      (1)  05/16/95     06/19/95      $200,000      $   600       $200,600      $64,560    $  2,248
HBO & Co/CliniCom Inc.              (2)  07/17/95     10/02/95       202,700           --        207,700           --       7,526
Cardinal Health/Pyxis Corp.         (3)  02/07/96     05/07/96       642,376           --        642,376        5,905      23,618
Medaphis/BSG Group                  (4)  03/15/96     05/06/96       268,275           --        268,275        6,261         795
NDC/CIS Technologies Inc.           (5)  04/16/96     05/31/96        87,347           --         87,347        9,333         284
Envoy/NEIC                          (6)  05/17/96     03/06/97            --       86,200         86,200          398       4,681
HBO & Co./CyCare Systems Inc.       (7)  05/20/96     08/22/96       247,500           --        247,500        3,492       9,963
Medaphis/Health Data Sciences       (8)  06/29/96     07/01/97       270,800           --        270,800           --      14,167
HBO & Co/GMIS Inc.                  (9)  09/24/96     12/09/06       204,586           --        204,586           --      17,598
NDC/HCS                            (10)  12/31/96     01/02/97            --       77,000         77,000           --          --
HBO & Co./AMISYS Systems           (11)  02/11/97     06/13/97       186,000           --        186,000           --      23,398
HBO & Co./Enterprise Systems Inc.  (12)  03/14/97     06/26/97       249,000           --        249,000           --      15,640
Dynamic Healthcare-Dynacor         (13)  03/19/97                      1,800           --          1,800          407         169
IDX Systems/Pharmis                (14)  03/25/97     07/10/97       142,800           --        142,800          128       4,085
Cardinal Health/Mediqual Systems   (15)  05/27/97                     31,000           --         31,000          141       2,861
Envoy/Healthcare Data Interchange  (16)  06/16/97                         --       36,400         36,400           --          11
Daou Sys./Integrex Systems         (17)  07/09/97                     14,175           --         14,175          150         163
HBO & Co./HPR Inc.                 (18)  09/29/97                    350,000           --        350,000           --      13,944
HBO & Co./Natl. Health             (19)  10/03/97                     91,000           --         91,000          298       2,679
NDC/Physician Support              (20)  10/14/97                    176,000           --        176,000       39,798         355


                                       Adjusted         Accounting
                                        Value           Treatment
                                       --------         ----------
HBO & Co./Health Systems Group         $262,912         purchase
HBO & Co/CliniCom Inc.                  195,174         pooling
Cardinal Health/Pyxis Corp.             624,663         pooling
Medaphis/BSG Group                      273,741         pooling
NDC/CIS Technologies Inc.                96,397         pooling
Envoy/NEIC                               81,917         purchase
HBO & Co./CyCare Systems Inc.           241,029         pooling
Medaphis/Health Data Sciences           256,633         pooling
HBO & Co/GMIS Inc.                      186,988         pooling
NDC/HCS                                  77,000         purchase
HBO & Co./AMISYS Systems                162,602         pooling
HBO & Co./Enterprise Systems Inc.       233,360         pooling
Dynamic Healthcare-Dynacor                2,038         pooling
IDX Systems/Pharmis                     138,843         pooling
Cardinal Health/Mediqual Systems         28,280         pooling
Envoy/Healthcare Data Interchange        36,389         purchase
Daou Sys./Integrex Systems               14,162         pooling
HBO & Co./HPR Inc.                      336,056         pooling
HBO & Co./Natl. Health                   88,619         pooling
NDC/Physician Support                   215,443         pooling


QUADRAMED CORP.                                              HIGHLY CONFIDENTIAL
--------------------------------------------------------------------------------

MERGER AND ACQUISITION COMPARABLES

MERGERS AND ACQUISITIONS IN HCIS
(dollars in thousands)

                                             TARGET OPERATION INFORMATION                       ADJUSTED VALUE/      ADJUSTED VALUE/
                                 -------------------------------------------------------   ------------------------  ---------------
                                 REVENUE      EBITDA       EBIT      NET INC.      BV      REVENUE   EBITDA   EBIT   NET INC.    BV
                                 --------     -------     -------    --------    -------   -------   ------   -----  --------   ----
HBO & Co./Health Systems Group   $121,241     $29,242     $20,322     $5,742     $32,483     2.2x     9.0x    12.9x    34.9x    6.2x
HBO & Co./CliniCom Inc.            43,577       7,812       6,071      6,268      33,162     4.5x    25.0x    32.2x    32.3x    6.1x
Cardinal Health/Pyxis Corp.       202,887      59,013      55,061     34,859     197,332     3.1x    10.6x    11.3x    18.4x    3.3x
Medaphis/BSG Group                 69,663       1,947        (959)    (1,045)     12,273     3.9x   140.6x    NM        NM     21.9x
NDC/CIS Technologies Inc.          44,795       5,027         (72)         4      35,207     2.2x    19.2x    NM        NM      2.5x
Envoy/NEIC                         37,444       8,825       7,604      4,602      21,195     2.2x     9.3x    10.8x    18.7x    4.1x
HBO & Co./CyCare Systems Inc.      64,778      11,551       7,723      4,632      31,795     3.7x    20.9x    31.2x    53.4x    7.8x
Medaphis/Health Data Sciences      22,727      (1,792)     (5,228)    (3,173)     44,781    11.3x    NM       NM        NM      6.0x
HBO & Co./GMIS Inc.                36,335      12,980       6,720      4,382      58,960     5.1x    14.4x    27.8x    46.7x    3.5x
NDC/HCS                            22,519       3,176       1,857        743       8,288     3.4x    24.2x    41.5x   103.6x    9.3x
HBO & Co./AMISYS Systems           49,070       6,817       5,818      4,973      34,817     3.3x    23.9x    27.9x    37.4x    5.3x
HBO & Co./Enterprise Systems Inc.  56,620      10,684       6,729      5,578      55,663     4.1x    21.8x    34.7x    44.6x    4.5x
Dynamic Healthcare/Dynacor          3,559         (20)       (325)      (359)        716     0.6x     NM       NM       NM      2.5x
IDX Systems/Pharmis                51,787       5,680       2,918      2,521      32,664     2.7x    24.4x    47.6x    56.6x    4.4x
Cardinal Health/Mediqual Systems   11,361       3,373       3,250      2,320       3,119     2.5x     8.4x     8.7x    13.4x    9.9x
Envoy/Healthcare Data Interchange      --          --          --         --          --      NA      NA       NA       NA      NA
Daou Sys./Integrex Systems          4,455         506         469        478         979     3.2x    28.0x    30.2x    29.7x   14.5x
HBO & Co./HPR Inc.                 39,101      12,212      10,744      7,011      38,269     8.6x    27.5x    31.3x    49.9x    9.1x
HBO & Co./Natl. Health             29,296       3,605       2,061      1,676       6,023     3.0x    24.6x    43.0x    54.3x   15.1x
NDC/Physician Support              93,667      11,741       6,059     (5,949)     50,358     2.3x    18.3x    35.6x     NM      3.5x
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Adjusted Average      (21)                                                                   3.5x    20.1x    28.5x    39.8x    7.0x
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QUADRAMED CORP.                                              HIGHLY CONFIDENTIAL
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     MERGER & ACQUISITION COMPARABLES

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     MERGERS AND ACQUISITIONS IN HCIS
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     (1) Source: 8-K dated 7/31/95. Cash portion of offer includes $100,000 promissory note. Debt of target includes $63,571 intercompany debt.

     (2) Source: HBOC 8-K dated 8/16/95. CliniCom financial information as of June 30, 1995.

     (3) Source: Cardinal Health 8-K dated 5/8/96. Pyxis financial information as of December 31, 1995.

     (4) Source: Medaphis 8-K dated 5/24/96. BSG financial information as of December 31, 1995.

     (5) CIS financial information for latest twelve months ending March 31, 1996.

     (6) Source: Envoy 8-K dated 5/17/96. NEIC financial information as of December 31, 1995.

     (7)  Source: HBOC 8-K dated 8/27/96. CyCare financials as of June 30, 1996.

     (8) Source: Medaphis 8-K dated 7/3/96. HDS financial information as of March 31, 1996.

     (9) Source: HBOC 8-K dated 12/31/96. Latest twelve month GMIS financials as of September 30, 1996 annualized from 9 month data.

     (10) HCS financials provided by company for projected period ended December 31, 1996.

     (11) Source: HBOC 8-K dated 2/11/97. Amisys financials as of December 31, 1996 from 10-K.

     (12) Source: HBOC 8-K dated 3/19/97. Enterprise Systems financials as of December 31, 1996 from 10-K.

     (13) Source: Dynamic Healthcare Tech. 8-K dated 5/22/97. Dynacor financials as of March 31, 1997.

     (14) Source: IDX Systems Corp. 8-K dated 7/25/97. Phamis financials as of March 31, 1997.

     (15) Source: Cardinal Health Inc. 8-K dated 7/8/97. Mediqual financials statements as of March 31, 1997.

     (16) Source: Envoy Corp. 8-K dated 8/7/97. The principal activity of HDI was to provide EDI services to its parent company, Aetna U.S. Healthcare, as a result, it has no reported revenue. HDI financials as of Dec. 31, 1996.

     (17) Source: Daou Systems Inc. 8-K dated 7/18/97. Daou financials as of December 31, 1996.

     (18) Source: HPR Inc. financial statements as of 6/30/97.

     (19) Source: National Health Enhancement Systems financial statements as of 7/31/97.

     (20) Source: Physician Support Systems, Inc. financial statements as of 6/30/97.

     (21) Excludes negative numbers and outliers.

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